August 11, 2006

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

RE:       Rockies Region Private Limited Partnership

Registration Statement on Form 10

Filed May 1, 2006

File No. 0-51959

Dear Mr. Schwall:

This letter is our response to the comment letter received from the Staff of the Securities and Exchange Commission ("Commission"), dated May 31, 2006 ("Comment Letter"), in reference to Registration Statement on Form 10, File No. 0-51959, filed on May 1, 2006, by Rockies Region Private Limited Partnership (the "Partnership" or "RRPLP").

Additionally, although we have filed the Amendment electronically, we submit four bound paper copies of the Amendment which have been marked to show changes from the Form 10 as originally filed.  This transmittal letter keys our responses to your letter and to the particular places in the Amendment which reflect the revisions.  For the convenience of the Staff, each of the comments from the May 31, 2006, letter is restated in italics prior to the response.

We respond to your letter as follows:

General

1.         Please note that the Form 10 registration statement will become automatically effective 60 days from the date of the first filing with Edgar.  See Section 12(g)(1) of the Securities Exchange Act of 1934, Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

Response:  We understand that the Partnership's registration under § 12(g) of the Exchange Act became effective automatically on July 1, 2006.  In this regard, we further understand that upon effectiveness the Partnership became subject to the reporting requirements under the Exchange Act.  It is the intent of the Partnership to file with the SEC its Report on Form 10-Q for the quarterly period ended June 30, 2006, as required under the Exchange Act.

2.         Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.

Response:  We understand your request and have revised the Amendment to make parallel changes to all affected disclosure.

3.         Update your disclosure throughout to the most recent practicable date with each amendment.  For example, update your drilling activities.

Response:  We have updated the Amendment through June 9, 2006, including development of the Partnership's business operations, including its drilling, production and sales.  Additionally, as noted above, we have updated the financial information by providing the equivalent of the Form 10-Q disclosure for the quarter ended March 31, 2006.

4.         Please eliminate all unnecessary redundancy throughout your filing.  For example, you repeat much of your discussion of drilling activities and origin of the Partnership in the Business section and again in MD&A.  Also, in this regard, it appears as though the second risk factor on page 11 is the same as the second one on page 10.

Response:  We revised the Amendment to eliminate duplication of disclosure, including that appearing in the Business section and MD&A.  Additionally, we have deleted from page 11 the redundant risk factor cited.

Business, page 1

Title to Properties, page 2

5.         We note that PDC will take steps as it deems necessary to assure that title to the leases is acceptable for purposes of the Partnership, but that it will use its own judgment in waiving title requirements and will not be liable for any failure of title to leases transferred to the Partnership.  Further, we note that PDC will not warrant the validity or merchantability of titles to any leases to be acquired by the Partnership.  Disclose whether historically PDC has failed to obtain title to any property or had trouble with other title defects.

Response:  Please note that the Partnership's drilling program has been completed, and that in that regard the Partnership obtained the prospects upon which it conducted its drilling.  To date Petroleum Development Corporation, the managing general partner of the Partnership and managing general partner of an additional 74 limited partnerships which own and operate oil and natural gas wells, has not failed to obtain title to any of those partnerships' prospects and has had no trouble with other title defects.  We disclose on page 2 under "Title to Properties" that PDC holds record title in its name to all the leases and that PDC will assign its interest in the lease to the Partnership.

Price Hedging, page 4

6.         Please advise us of your consideration of adding a risk factor to specifically address the risks associated with your hedging activities aimed at offsetting the variation in natural gas and oil spot market prices.  We note your risk factor addressing the risks of your derivative activities.

Response:  We have added on page 12 a new risk factor addressing the business risks involved in the Partnership's hedging activities.

Risk Factors, page 9

7.         Revise or delete the second sentence of the introduction to eliminate the suggestion that you have not included all material risks.

Response:  We have revised the Risk Factors introduction on page 10 by deleting the cited language.

8.         Revise this section to more clearly delineate between the subheadings and the actual discussions of the risk factor that follows, For example, you may put the text of the subheadings in bold.  Also, ensure that each subheading identifies the risk and potential harm to investors concisely.

Response:  In the Form 10 under "Risk Factors," we provided section subheadings that were underlined.  We now understand that the Edgar system does not recognize underlining as emphasis.  Therefore, we have replaced the underlined subheadings with boldfaced subheadings.

9.         Rather than state that you "cannot predict" or there is "no assurance" of a particular outcome, simply state the risk plainly and directly.

Response:  We have deleted the cited language in the risks on page 11 ("There is no assurance" etc. and "for which PDC cannot predict").  We have attempted to state the risk in a straight-forward manner.

10.       Please delete any language that serves to mitigate or qualify the risk that you are highlighting, such as the last sentence in the first risk factor on page 9.

Response:  We have deleted from the first risk on page 10 the cited language.  We would like to point out, however, that the substance of this last sentence was included in the prospectus portion of previous PDC SEC-registered drilling programs in direct response to requests from the Staff.  Its inclusion was in no way intended to mitigate the risk.

The Partnership and other partnerships.., page 11

11.       We note that the Partnership will not receive PDC's full attention and efforts at all times.  Indicate the number of partnerships for which PDC serves as General Partner.

Response:  We have expanded the cited risk factor on page 12 to state that PDC is managing general partner of 74 limited partnerships in addition to the Partnership.

A significant financial loss page..,page 11

12.       Disclose the length of time you and PDC estimate to be able to continue operations with the cash you each currently have.  Please include the same discussion in Management's Discussion and Analysis of Financial Condition.

Response:  Please understand that the funds raised by the Partnership from investors, net of brokerage commissions and the management fee, and from PDC as its capital contribution were utilized to drill the Partnership's 49 wells.  The Partnership's continuing operations, which include the expenses of well management, producing oil and natural gas from the Partnership's completed and operating wells, selling the production from these wells, and associated administrative and operating costs will be funded from the revenues from production of the Partnership's oil and natural gas sales.  We state under "Drilling Activities" under Item 1. Business PDC's future plans for further developing the Partnership's Codell formations in the Wattenberg Field; we reference this recompletion activity in the "Capital Resources and Liquidity" section of MD&A.  We believe the second paragraph under "Liquidity and Capital Resources" in the MD&A section adequately describes the financing plan for the Partnership's future operations.

Fluctuating market conditions and government regulations.., page 12

13.       Please provide a more detailed discussion in this section or provide a cross- reference to other disclosure that addresses the governmental rules and regulations, including federal, provincial and local government rules and regulations, which impact your business activities.  For example, state whether there are certain permits required for you to conduct any exploratory activities.  Please discuss the requirements for the permits, whether you have obtained such permits or the status of your application for the permits and the regulatory body responsible for granting the permits.  We may have further comments.

Response:  We have added on page 13 a new risk factor addressing our risk associated with various federal, state and local rules and regulations impacting our business, including a cross reference to revised disclosure in Item 1 sections "Government Regulation" and "Proposed Regulation."  Additionally, we have updated our - Drilling Activities' under Item 1. Business, we have included on page 1 a sentence which states that the Partnership has obtained all requisite permits necessary for it to conduct its drilling and production activities.

Environmental hazards involved in drilling natural gas and oil wells.., page 12

14.       If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities.  We may have additional comments.

            Response:  In response to the Staff's comment, the Partnership respectfully informs the Staff that neither the Partnership nor PDC has historically experienced any significant environment liabilities and neither has currently established any reserves for such environmental liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 14

Production, page 14

15.       We note that you commenced production during the first quarter of 2006.  Please indicate when you expect to commence sales of your natural gas and oil.

Response:  We have updated Management's Discussion and Analysis on page 15 to indicate the Partnership's production of oil and natural gas through March 31, 2006, and the resulting sales results.

Title to Properties, page 17

16.              Provide objective support for your belief that"...none of these burdens materially interfere with the use of such properties in the operation of [your] business."

            Response:  We have revised the Amendment to delete the cited language.  The Partnership's Managing General Partner, having drilled in excess of 2,800 wells, has historically experienced no material interruption in business due to any usual incidental property burden.

Security Ownership of Certain Beneficial Owners and Management, page 17

17.       State in a footnote the amount which the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privilege or similar obligations.  See Instructions to Item 403 of Regulation S-K.

Response:  We have expanded the stock ownership table on page 23 to reflect the beneficial ownership by PDC executive officers and directors of PDC options and restricted stock that the named person may acquire within 60 days.

Directors and Executive Officers, page 19

18.       We note that the Board has an audit committee.  Please indicate it also has a compensation committee and/or a nominating committee.

Response:  On page 26, we have expanded the disclosure regarding PDC's compensation committee and nominating committee.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 24

Cash Distribution Policy, page 25

19.       Provide a clear definition of what PDC considers to be "sufficient cash available for distribution." It does not appear that it is defined in the Partnership Agreement.  For instance, if it is cash generated from your business in excess of the amount your general partner determines is necessary or appropriate to provide for the conduct of your business, to comply with applicable law, to comply with any debt instruments or other agreements or to provide for future distributions to your unitholders, then so state.

Response:  We have expanded the disclosure under "Cash Distribution Policy" on page 30 to provide a definition of "sufficient cash available for distribution."

Signatures

20.       Please ensure to have an officer sign your filing and print their name and title under their signature.

Response:  An authorized officer of PDC has signed the Amendment.  In accordance with Rule 302(b) of Regulation S-T, please be advised that an authorized PDC officer has manually signed a paper edition of Form 10 and that PDC maintains the manually signed copy in its files.

Financial Statements, page F-1

21.       We expect that you will need to update your financial statements to comply with Rule 3-12 of Regulation S-X.

Response:  We have updated the financial portion of the Amendment by including in the Amendment the financial information equivalent to that of the Partnership's Form 10-Q for the quarter ended March 31, 2006.

Statement of Operations, page F-5

22.       Please disclose the number of partner units used in the calculation of loss per unit, as would ordinarily be required under paragraph 40 of SFAS 128.

Response:  On page F-5 we have expanded the table by disclosing the number of partnership units used in making the calculation.

Note 2- Summary of Significant Accounting Policies, page F-8

Oil and Gas Properties, page F-8

23.       You explain that you will obtain new reserve reports from independent petroleum engineers annually as of December 3 1 of each year, although we understand you did not receive a reserve report as of December 31, 2005.  Please disclose the manner by which you will calculate depreciation and depletion using the units-of-production method in the periods prior to receiving a reserve report from the independent petroleum engineers (e.g. fiscal quarters during 2006).

Response:  Partnership drilling operations were not completed until after December 31, 2005; there were no completed wells as of that date; and therefore, there were no reserve reports generated as of December 31, 2005.  On page F-8 we have expanded the disclosure under "Oil and Gas Properties" to present the method by which we calculate depreciation and depletion prior to receiving reserve reports from the independent petroleum engineers.

In addition, the Partnership acknowledges that:

•        The Partnership is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the US.

If you would like to further discuss any of our responses to the Staff's comments or if you would like to discuss any other matters, please telephone me at (304) 842-6256.  Additionally, in my absence, you may contact Cindy Dalton, Director of Financial Reporting, at the same number.

Respectfully,

Darwin L. Stump

Chief Financial Officer

Enclosure

cc:        Peter A. Mendes, Partner, KPMG LLP

            Laurence S. Lese, Esq., Duane Morris LLP